

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 19, 2007

via U.S. mail and facsimile

Michael J. Grebe, Chief Executive Officer
Interline Brands, Inc.
801 West Bay Street
Jacksonville, Florida 32204

RE: Interline Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File No. 1-32380

Dear Mr. Grebe:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 27

1. You disclose management uses adjusted EBITDA to evaluate the operating performance of your business. Please expand your discussion in future filings to address all of the disclosures required by Question 8 to the Frequently Asked

Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, include:
- the economic substance behind your decision to use such a measure;
- the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure; and
- the manner in which you compensate for these limitations when using the non-GAAP measure.

Also, the measure is presented with liquidity measures in a section titled, "Cash Flow and Other Data." While we recognize Adjusted EBITDA can be described as "other data," the current presentation could suggest the measure is used as a measure of liquidity. Please revise the presentation in future filings to clarify. Please provide us with sample disclosures in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.   The discussion of results of operations in your Forms 10-K and 10-Q occasionally does not discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example, we noted the following in your Form 10-K:
- You attribute approximately $67 million of the increase in net sales of $215.6 million from 2005 to 2006 to "improved demand for our products, new sales and growth initiatives and price increases." Please quantify the impact of price increases vs. increased quantity of sales and, if possible, the impact of new customers resulting from your growth initiatives. Explain the underlying reasons, if known, for the improved demand for your products and provide a discussion of the price increases including known trends.
- Explain the underlying reasons for the "slightly higher gross margins at AmSan," and provide a discussion of any known trends (e.g. whether you expect this relationship to continue after completion of your integration plan, etc.).

Please provide us with an explanation for these items. Also, please note these examples are not meant to be a comprehensive list of issues noted throughout the discussion in your filings. In future filings, please expand the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350.

Consolidated Balance Sheets, page F-5

3.   We note from your balance sheet that you have accounts receivable – other of
        $15.7 million as of December 31, 2006. Please tell us and disclose in future
        filings the nature of this account.

Note 4 – Acquisitions, page F-20

4.   You acquired AmSan LLC on July 3, 2006. Total assets acquired of $165.4
        million as a percentage of your 2005 total assets of $705.8 million is
        approximately 23%. We note the Form 8-K filed on July 10, 2006, does not
        include audited financial information for AmSan, and it does not appear you
        amended this filing within 75 days to include such information. Please tell us
        how you considered and met the requirements of Rule 3-05(b) of Regulation S-X
        and Item 9.01 of Form 8-K. If you determined the acquisition did not meet the
        thresholds in Rule 3-05(b), please provide the calculations you used in your
        significance test.

Item 9A – Controls and Procedures, page 46

5.   We note that you provide an incomplete definition for disclosure controls and
        procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future
        filings please disclose, if true, that your disclosure controls and procedures were
        effective to ensure that information required to be disclosed by you in the reports
        that you file or submit under the Exchange Act is recorded, processed,
        summarized and reported, within the time periods specified in the Commission's
        rules and forms and to ensure that information required to be disclosed by you in
        the reports that you file or submit under the Exchange Act is accumulated and
        communicated to your management, including your principal executive and
        principal financial officers, or persons performing similar functions, as
        appropriate to allow timely decisions regarding required disclosure or simply
        conclude that your disclosure controls and procedures are effective or ineffective,
        whichever the case may be.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief